UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 15, 2019

YANDEX N.V.

Schiphol Boulevard 165

1118 BG Schiphol

Netherlands

+31 (0)20 206 6970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant's Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X Form 40-F   ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On July 14, 2019, MLU B.V., the ride-sharing and food delivery joint venture between Yandex N.V. and Uber, entered into a binding agreement to acquire the intellectual property assets and call centers of the Vezet group of companies in Russia.

The current shareholders of Vezet will receive new shares in MLU, representing up to 3.6% of the issued share capital of the company at closing, together with up to $71.5 million in cash, subject to certain operating and integration milestones and customary adjustments. Following the completion of the acquisition, Yandex NV will own 56.2% of MLU, Uber will own 35.0%, and approximately 5.3% will be held by employees under the MLU equity incentive plan.

The companies expect to close the deal by the end of 2019. The transaction has been approved by the Supervisory Board of MLU and by the Boards of Directors of Yandex NV and Vezet, and is subject to approval by the Russian Federal Antimonopoly Service.  The definitive agreement contains representations, warranties and indemnities customary for a transaction of this nature.

Charles Ryan, a member of the Board of Directors of Yandex N.V., is a principal of one of the major shareholders of the Vezet group of companies.  Mr. Ryan recused himself for all deliberations and voting by the Board of Directors of Yandex N.V. in connection with the transaction.

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Yandex N.V. dated July 15, 2019, announcing the transaction described above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YANDEX N.V.

Date: July 15, 2019By:

     Greg Abovsky

     Chief Financial Officer and

Chief Operating Officer

INDEX TO EXHIBITS

Number	Description
99.1	Press Release of Yandex N.V. dated July 15, 2019, announcing the entry into of a definitive agreement to acquire the IP and call centers of the Vezet group of companies in Russia